Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Haiping Li *

Jonathan B. Stone *

Paloma P. Wang ♦

Friven Yeoh ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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February 9, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yimutian Inc. (CIK No. 0001991605)
Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Yimutian Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”) in connection with a proposed registered public offering (the “Proposed Offering”) of the Company’s Class A ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”).

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement that was previously submitted for the non-public review of the staff of the Commission (the “Staff”).

Draft Registration Statement

U.S. Securities and Exchange Commission

February 9, 2026

The Company plans to request that the Commission declare the effectiveness of the Registration Statement on or about February 11, 2026. To that end, the Company, together with the placement agent for the Proposed Offering, will promptly submit joint acceleration requests following the filing of the Registration Statement. The Company would greatly appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the Proposed Offering.

*        *         *

Draft Registration Statement

U.S. Securities and Exchange Commission

February 9, 2026

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Jinhong Deng, Chief Executive Officer and Chairman of the Board of Directors, Yimutian Inc.

Shijie Chen, Chief Financial Officer, Yimutian Inc.